UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file numbers: 333-165099 and 333-147069

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DELTEK, INC.

AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DELTEK, INC.

13880 Dulles Corner Lane

Herndon, Virginia 20171

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Deltek, Inc. Amended and Restated Employee Stock Purchase Plan

Herndon, Virginia

We have audited the accompanying statements of net assets available for plan benefits of the Deltek, Inc. Amended and Restated Employee Stock Purchase Plan (the Plan) as of February 28, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended February 28, 2011. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to below, present fairly, in all material respects, the net assets available for plan benefits of the Deltek, Inc. Amended and Restated Employee Stock Purchase Plan as of February 28, 2011 and 2010 and the changes in net assets available for plan benefits for each of the three years in the period ended February 28, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Baltimore, Maryland

May 31, 2011

Deltek, Inc. Amended and Restated Employee Stock Purchase Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

February 28, 2011 and 2010

	2011	2010
Assets:
Participant contributions due from employer	$688	$697
Other receivable due from employer	30,581	68,943

Total Assets	31,269	69,640

Liabilities:
Liability for future stock purchase	$688	$697
Benefits payable	30,581	68,943

Total Liabilities	31,269	69,640

Net assets available for plan benefits	$—	$—

See notes to financial statements

Deltek, Inc. Amended and Restated Employee Stock Purchase Plan

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

	For the plan years ended February 28,
	2011	2010	2009
ADDITIONS:
Participant contributions	$885,086	$2,328,304	$791,266
Employer contributions	81,845	2,270,086	79,541

Total additions to plan equity	966,931	4,598,390	870,807

DEDUCTIONS:
Terms and withdraws	(117,208)	(140,974)	(73,871)
Stock purchases	(818,454)	(4,387,776)	(795,415)
Payable to participants	(31,269)	(69,640)	(1,521)

Total deductions to plan equity	(966,931)	(4,598,390)	(870,807)

CHANGES IN ASSETS AVAILABLE FOR BENEFITS	$—	$—	$—

NET ASSETS, BEGINNING OF YEAR	$—	$—	$—

NET ASSETS, END OF YEAR	$—	$—	$—

See notes to financial statements

Deltek, Inc. Amended and Restated Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

February 28, 2011, 2010 and 2009

NOTE 1 - PLAN DESCRIPTION

General

The Deltek, Inc. Amended and Restated Employee Stock Purchase Plan, formerly, the Deltek Systems, Inc. Employee Stock Purchase Plan (the Plan), was approved by the stockholders of Deltek, Inc. (the Employer) in April 2007 and commenced operations on November 1, 2007. The Plan enables eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock through after-tax payroll deductions and personal contributions. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. Certain subsidiaries of the Employer in Europe have not been designated as participating subsidiaries in the Plan because of local filing requirements. The Plan is governed by Section 423 of the Internal Revenue Code of 1986 (“Section 423”) and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). More details regarding the Plan provisions may be found in the Plan document.

As of February 28, 2011 and 2010, the total number of shares of $0.001 par value common stock of the Employer that are registered for purchase by participants is 1,500,000 and 750,000, respectively. The Plan was amended and restated with stockholder approval effective as of March 1, 2010, to provide that the maximum number of shares of common stock of the Employer that may be issued under the Plan, measured from its initial inception date, is 1,500,000 shares.

Common stock reserved for future employee purchases under the Plan aggregated 603,530 and 716,930 shares as of February 28, 2011 and 2010, respectively. There are no other investment options for participants.

Eligibility

Except as described above, any regular full-time employee or regular part-time employee of the Employer or its designated subsidiaries may participate in the Plan, provided that they are scheduled to work more than 20 hours per week and more than 5 months per calendar year (unless required by local law), they are not executive officers of the Employer within the meaning of Rule 16a-1 promulgated under the Securities Exchange Act of 1934, and they own less than 5% of the Employer’s common stock.

Offering periods are determined at the discretion of the Compensation Committee of the Employer’s Board of Directors (the Administrator). The years ended February 28, 2011, 2010 and 2009 each contained two offering periods: March 1st through August 31st and

Deltek, Inc. Amended and Restated Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

February 28, 2011, 2010 and 2009

NOTE 1 - PLAN DESCRIPTION (continued)

September 1st through February 28th. Employees not eligible to participate in the Plan on the first day of an offering period are permitted to participate in the next offering period, provided that they are eligible participants as of the first day of that offering period.

Participant Contributions

Participants contribute after-tax payroll deductions of their compensation (including fringe benefits, overtime, and bonuses) and may make personal contributions to the Plan. The total amount that participants may deduct from their compensation or contribute from personal funds in any calendar year, however, cannot exceed their compensation for that year. Beginning with the offering period that began on September 1, 2009, personal contributions must be made within the first 30 days of an offering period. Participants’ payroll deductions and contributions are accumulated during the offering period. No interest accrues or is paid on the participants’ accumulated payroll deductions or personal contributions.

All funds contributed to the Plan may be used by the Employer for any corporate purpose until applied to the purchase of common stock or refunded to the participant. Funds are commingled with other general corporate funds and are not segregated by the Employer.

Participant Accounts

The funds contributed by a participant are held by the Employer and credited to the participant’s account. The assets held by the Employer are not included in the Plan nor in the Plan’s financial statements, however, the assets are due to the Plan for stock purchases and other Plan distributions.

Employer Contributions

Company contributions represent the discount or aggregate difference between the market price of the common stock on the day the common stock is acquired and the discount purchase price established at the end of each offering period.

Stock Purchases

Amounts deducted or contributed by participants are used to purchase shares of the Employer’s common stock at the end of each offering period. The purchase price has been set at 90% of the fair market value of a share of common stock on the first day of an offering period or the date of purchase (i.e., the last day of the offering period), whichever is lower. The Administrator has discretion to modify this purchase price prospectively. The stock purchases in the Statement of Changes in Net Assets Available for Plan Benefits represents

Deltek, Inc. Amended and Restated Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

February 28, 2011, 2010 and 2009

NOTE 1 - PLAN DESCRIPTION (continued)

the market value of the common stock purchased on the date of purchase. All shares purchased are deposited in a participant’s brokerage account or issued in uncertificated, book-entry form.

No employee shall be permitted to subscribe for any shares under the Plan if such employee would then own shares representing 5% or more of the total combined voting power or value of all classes of shares of the Employer. In accordance with Section 423, no participant may purchase shares under the Plan with an aggregate fair market value (determined at the time such right to subscribe is granted) in excess of $25,000 in any one calendar year. Additionally, effective with the March 1, 2010 offering period, the Plan limits the maximum number of shares purchased by a participant in a single six-month offering period to 10,000 shares.

Participant Withdrawal

Participants are permitted to withdraw at any time prior to the last five days of an offering period only the full amount of their accumulated payroll deductions and/or personal contributions credited to their accounts under the Plan at the time of withdraw. Participation in the Plan ends automatically upon a termination of employment for any reason. In the event of a participant’s termination, death or retirement, any remaining account balance will be distributed to the participant or the participant’s estate. Benefits are payable to a participant if the amount withdrawn or refundable to the participant is not distributed to the participant by the Plan’s year end.

Plan Termination

The Plan may be terminated at any time by the Company’s Board of Directors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting. The Employer performs various administrative services for the Plan, including maintenance of participants’ payroll records. All expenses for administration of the Plan are paid directly by the Employer and are not reflected in the accompanying statements.

Use of Estimates

Deltek, Inc. Amended and Restated Employee Stock Purchase Plan

NOTES TO FINANCIAL STATEMENTS

February 28, 2011, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Tax Status

The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code of 1986 as of the date of these financial statements. Under Section 423, a participating employee will recognize no income, and the Employer will be entitled to no deduction, for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of common stock under the Plan.

NOTE 3 - SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to February 28, 2011 and up to the date of the filing of this Form 11-K, the date on which the financial statements were issued, and concluded that there were no events or transactions that occurred through the date of issuance of the financial statements which would require recognition in the accompanying statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits as of February 28, 2011 or would require disclosure in this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Deltek, Inc. (administrator of the Deltek, Inc. Amended and Restated Employee Stock Purchase Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELTEK, INC. AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

May 31, 2011	By:	/s/ Alok Singh
Chair, Compensation Committee of the Board of Directors

EXHIBIT INDEX

Exhibit 23.	Consent of Independent Registered Public Accounting Firm (filed herewith)